UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ) *

Matador Resources Company

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

576485 20 5

(CUSIP Number)

Joseph Wm. Foran

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

(972) 371-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576485 20 5

(1)	Names of reporting persons Joseph Wm. Foran
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares of Common Stock beneficially owned by each reporting person with	(7)	Sole voting power 2,517,280 (1)
	(8)	Shared voting power 1,254,433 (2) (3)
	(9)	Sole dispositive power 2,517,280 (1)
	(10)	Shared dispositive power 1,254,433 (2) (3)
(11)	Aggregate amount beneficially owned by each reporting person 3,771,713 (1) (2) (3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares of Common Stock (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.9% (3) (4)
(14)	Type of reporting person (see instructions) IN

(1)	Includes: (i) 1,208,640 shares of Common Stock (defined below) held of record by the JWF 2011-1 GRAT, for which the reporting person is the trustee and over which the reporting person has sole voting and investment power; and (ii) 1,208,640 shares of Common Stock held of record by the NNF 2011-1 GRAT, for which the reporting person is the trustee and over which the reporting person has sole voting and investment power.
(2)	Includes: (i) 1,044,933 shares of Common Stock held of record by Sage Resources, Ltd., a general partnership over which the reporting person has shared voting and investment power with other members of his family; (ii) 135,500 shares of Common Stock held of record by The Don Foran Family Trust 2008, for which the reporting person is the co-trustee and over which the reporting person has shared voting and investment power with other members of his family; (iii) 50,000 shares of Common Stock held of record by The Foran Family Special Needs Trust for which the reporting person is the co-trustee and over which the reporting person has shared voting and investment power with other members of his family; (iv) 4,000 shares of Common Stock held of record by the reporting person’s spouse through her Investment Retirement Account; and (v) 20,000 shares of Common Stock held of record by two of the reporting person’s college age children.
(3)	The reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these shares of Common Stock. The reporting person disclaims beneficial ownership of these shares of Common Stock, except to the extent of his pecuniary interest therein.
(4)	Based upon 54,730,360 shares of Common Stock issued and outstanding as of February 7, 2012, following consummation of the Offering (defined below).

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Matador Resources Company (the “Issuer”) beneficially held by the reporting person. The address of the principal executive offices of the Issuer is One Lincoln Centre, 5400 LBJ Freeway, Suite 1500, Dallas, Texas 75240.

Item 2.	Identity and Background.

(a)	Name: Joseph Wm. Foran.

(b)	Business Address: 5400 LBJ Freeway, Suite 1500, Dallas, Texas 75240.

(c)	Present Occupation: Chairman, President and CEO of the Issuer.

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 2, 2012, the reporting person used personal funds to acquire 1,000 shares of Common Stock in an open market purchase on The New York Stock Exchange (the “NYSE”) for an aggregate purchase price of $11,500, and subsequently gifted such shares of Common Stock to his college-aged children on such date.

On February 2, 2012, the reporting person’s spouse, through her Individual Retirement Account, acquired 4,000 shares of Common Stock in an open market purchase on the NYSE for an aggregate purchase price of $47,400.

On February 7, 2012, the Company closed its initial public offering of 13,333,334 shares of Common Stock (the “Offering”). Upon closing of the Offering, 250,000 shares of class B common stock (“Class B Stock”) held by Sage Resources, Ltd., 315,350 shares of Class B Stock held by the JWF 2011-1 GRAT and 315,350 shares of Class B Stock held by the NNF 2011-1 GRAT, automatically converted on a one-for-one basis into an equal number of shares of Common Stock.

On February 7, 2012, the reporting person used personal funds to acquire 100,000 shares of Common Stock from RBC Capital Markets, LLC (“RBC Capital”), through a directed share program offered by RBC Capital to the Issuer’s directors, officers, employees, and certain other individuals in connection with the Offering (the “DSP”), for an aggregate purchase price of $1,200,000.

On February 7, 2012 and February 8, 2012, Sage Resources, Ltd. used its funds to acquire 37,300 and 1,100 shares of Common Stock, respectively, through the DSP, for an aggregate purchase price of $460,800.

Item 4.	Purpose of Transaction.

The foregoing acquisitions were made for investment purposes. Subject to prevailing market prices, applicable law, the Issuer’s insider trading policy and factors cited below, the reporting person presently intends to acquire over the next twelve months, either in the open market or through one or more private transactions, up to $1,000,000 worth of additional shares of Common Stock. Other than as reported herein, the reporting person does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. The reporting person currently serves as a director of the Issuer. In his capacity as a director, he will participate in, and has the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including sales of assets, extraordinary corporate transactions and changes to the Issuer’s capitalization, business or corporate structure.

Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the reporting person may also acquire additional shares, or sell all or part of his shares, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of his general investment policies, or other factors, the reporting person may formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock. The foregoing is subject to change at any time, and there can be no assurance that the reporting person will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the shares of Common Stock beneficially owned by the reporting person is stated in Items 11 and 13 on the cover pages hereto and includes: (i) 1,044,933 shares of Common Stock held of record by Sage Resources Ltd., a Texas general partnership owned by the reporting person’s family, including the reporting person; (ii) 1,208,640 shares of Common Stock held of record by the JWF 2011-1 GRAT, for which the reporting person is the trustee; (iii) 1,208,640 shares of Common Stock held of record by the NNF 2011-1 GRAT, for which the reporting person is the trustee; (iv) 135,500 shares of Common Stock held of record by The Don Foran Family Trust 2008, for which the reporting person is the co-trustee; (v) 50,000 shares of Common Stock held of record by The Foran Family Special Needs Trust for which the reporting person is the co-trustee; (vi) 4,000 shares of Common Stock held by the reporting person’s spouse through her Investment Retirement Account; and (vii) 20,000 shares of Common Stock held of record by two of the reporting person’s college age children. The reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of the shares of Common Stock held by the reporting person’s spouse, the reporting person’s college-aged children, Sage Resources, Ltd., The Don Foran Family Trust 2008 or The Foran Family Special Needs Trust, and the reporting person disclaims beneficial ownership of the shares of Common Stock held by such persons, except to the extent of his pecuniary interest therein.

(b)	(i) sole power to vote or to direct the vote:

  See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote:

  See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of:

  See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of:

  See Item 10 on the cover pages hereto.

(c) Except as set forth below, there have been no transactions in the Common Stock by the reporting person during the 60-day period prior to the date of this filing. On February 2, 2012, the reporting person purchased 1,000 shares of Common Stock in an open market purchase on the NYSE, at a price per share of $11.50, and subsequently gifted such shares of Common Stock to his college-aged children on such date. On February 2, 2012, the reporting person’s spouse, through her Individual Retirement Account, purchased 4,000 shares of Common

Stock in an open market purchase on the NYSE, at a price per share of $11.85. On February 7, 2012, in connection with the Offering, the reporting person purchased 100,000 shares of Common Stock from RBC Capital, through the DSP, at a price per share of $12.00. On February 7, 2012 and February 8, 2012, Sage Resources, Ltd. purchased 37,300 and 1,100 shares of Common Stock, respectively, through the DSP, at a price per share of $12.00. Upon consummation of the Offering on February 7, 2012, 250,000 shares of Class B Stock held by Sage Resources, Ltd., 315,350 shares of Class B Stock held by the JWF 2011-1 GRAT and 315,350 shares of Class B Stock held by the NNF 2011-1 GRAT automatically converted on a one-for-one basis into an equal number of shares of Common Stock.

(d) The reporting person’s spouse has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,000 shares of Common Stock reported in this Schedule held directly through her Investment Retirement Account. The reporting person’s college-aged children have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, 20,000 shares of Common Stock held of record by such college-aged children. Certain members of the reporting person’s family share with the reporting person the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of: (i) 1,044,933 shares of Common Stock held of record by Sage Resources, Ltd.; (ii) 135,500 shares of Common Stock held of record by The Don Foran Family Trust 2008; and (iii) 50,000 shares of Common Stock held of record by The Foran Family Special Needs Trust.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the reporting person, the reporting person’s college-aged children, Sage Resources, Ltd., The Don Foran Family Trust 2008, The Foran Family Special Needs Trust, the JWF 2011-1 GRAT, and the NNF 2011-1 GRAT is subject to a lock-up agreement with RBC Capital that prohibits the disposition of any shares of Common Stock held by such person for at least a 180-day period beginning January 31, 2012, except with the prior written consent of RBC Capital and subject to certain exceptions. After the expiration of the restricted period, shares of Common Stock held by such persons may be sold in the public market in the United States, subject to prior registration in the United States or in reliance upon an exemption from U.S. registration, including compliance with the volume restrictions of Rule 144. A copy of the form of lock-up agreement, as executed by each of the reporting person, the reporting person’s college-aged children, Sage Resources, Ltd., The Don Foran Family Trust 2008, The Foran Family Special Needs Trust, the JWF 2011-1 GRAT, and the NNF 2011-1 GRAT, has been filed as Exhibit 99.1 to this Schedule and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit No.	Description of Exhibit

99.1	Form of Lock-up Agreement, as executed by each of the reporting person, the reporting person’s college-aged children, Sage Resources, Ltd., The Don Foran Family Trust 2008, The Foran Family Special Needs Trust, the JWF 2011-1 GRAT, and the NNF 2011-1 GRAT (previously filed as Exhibit 10.35 to Amendment No. 5 to the Registration Statement on Form S-1 filed on January 27, 2012 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2012	JOSEPH WM. FORAN

/s/ Joseph Wm. Foran

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Form of Lock-up Agreement, as executed by each of the reporting person, the reporting person’s college-aged children, Sage Resources, Ltd., The Don Foran Family Trust 2008, The Foran Family Special Needs Trust, the JWF 2011-1 GRAT, and the NNF 2011-1 GRAT (previously filed as Exhibit 10.35 to Amendment No. 5 to the Registration Statement on Form S-1 filed on January 27, 2012 and incorporated herein by reference).